Exhibit 99.1

NQ Mobile Announces Annual General Meeting Results

BEIJING and DALLAS, December 24, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced the results of its annual general meeting of shareholders held in Hong Kong on December 19, 2014.

At the meeting, the shareholders of NQ Mobile Inc. approved the following resolutions:

1.	RESOLVED, as an ordinary resolution:

a.	that the Company’s authorized share capital be increased from US$80,000 divided into (a) 560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, to US$180,000 divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each.

b.	that each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.

2.	RESOLVED, as a special resolution:

a.	that the Company’s Memorandum of Association be amended by substituting the existing Section 8 in its entirety with the following new Section 8:

“The share capital of the Company is US$180,000 divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each.”

b.	RESOLVED, that each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Twitter: @NQMobileIR

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